UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

CENTRAL EUROPEAN DISTRIBUTION CORP.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

3% Convertible Senior Notes due 2013

(Title of Class of Securities)

153435AA0

(CUSIP Number of Class of Securities)

Brian Morrissey

Secretary

Central European Distribution Corp.

3000 Atrium Way, Suite 265

Mt. Laurel, New Jersey 08054

(856) 273-6980

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Scott Simpson Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS United Kingdom Phone: +44 207 519 7040 Fax: +44 207 072 7040	James A. McDonald Skadden, Arps, Slate, Meagher & Flom (UK) LLP 40 Bank Street London E14 5DS United Kingdom Phone: +44 207 519 7183 Fax: +44 207 072 7183

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount Of Filing Fee(2)
$67,043,080	$9,144.68

(1)	Estimated solely for purpose of calculating the Filing Fee pursuant to Rule 0-11 under the Securities Exchange Act of 1934. Calculated by multiplying (i) $26.00, the average of the bid and asked price per $100 principal amount of the 3% Convertible Senior Notes due 2013 in secondary market transactions on February 22, 2013, and (ii) the quotient of (x) $257,858,000, the aggregate principal amount at maturity of the 3% Convertible Senior Notes due 2013 which are sought for exchange, and (y) $100.
(2)	The amount of the filing fee was calculated by multiplying the transaction value by .00013640.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $9,144.68	Filing Party: Central European Distribution Corporation
Form or Registration No.: SC TO-I	Date Filed: 2/25/2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

EXPLANATORY NOTE

This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO originally filed by Central European Distribution Corporation, a Delaware corporation (“CEDC”) with the Securities and Exchange Commission (the “Commission”) on February 25, 2013, as amended by Amendment No. 1, filed on March 4, 2013, and Amendment No. 2, filed on March 11, 2013 (the “Schedule TO”). The Schedule TO relates to the exchange offer by CEDC (the “CEDC Exchange Offer”) to exchange 8.86 shares of new common stock of CEDC for each $1,000 principal amount of 3% Convertible Senior Notes due 2013 validly tendered, and not validly withdrawn, at or prior to 11:59 p.m., New York time on March 22, 2013 by holders of Existing 2013 Notes.

CEDC has decided to terminate the CEDC Exchange Offer.

This amendment also adds two exhibits in accordance with Rule 13e-4(c)(1) promulgated under the Securities Exchange Act of 1934. These exhibits are two press releases issued by CEDC on March 18, 2013, copies of which are attached hereto as Exhibit (a)(1)(vi) and Exhibit (a)(1)(vii), respectively.

This Amendment No. 3 to Schedule TO is being filed pursuant to and in satisfaction of the reporting requirements of Rules 13e-4(c)(1) and (c)(3) promulgated under the Securities Exchange Act of 1934, as amended.

Item 12. Exhibits.

Exhibit	Exhibit Name

(a)(1)(vi)*	Press Release, dated March 18, 2013.

(a)(1)(vii)*	Press Release, dated March 18, 2013.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CENTRAL EUROPEAN DISTRIBUTION CORP.

By:	/s/ Grant Winterton
Name:	Grant Winterton
Title:	Chief Executive Officer

Dated: March 18, 2013